Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Provides an Update on its Financing Strategy

GENEVA, FEB. 8, 2023 – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics), today provided an update on its financing strategy and the decision to voluntarily withdraw its Registration Statement on Form F-1 initially filed with the United States Securities and Exchange Commission (SEC) on Aug. 23, 2022 in order to explore alternative options for financing, including non-dilutive sources of capital, with the goal of listing its ordinary shares on the Nasdaq Stock Market.

In January 2023, changes to Swiss corporate law became effective allowing Swiss companies to reverse split their ordinary shares. Relief Therapeutics' board of directors will propose to shareholders to approve a reverse split of the Company's ordinary shares at a still to be determined ratio. An Extraordinary General Meeting (EGM) will be convened once ongoing preparations are in place. If the reverse split is completed successfully, Relief Therapeutics will file an application to list its ordinary shares on the Nasdaq Stock Market instead of its American depository shares (ADSs).

“Working with the Swiss and U.S. regulators, we believe efforts to complete a reverse split and then list our ordinary shares on the Nasdaq will positively benefit our shareholders, complementing our current primary listing of ordinary shares on the SIX Swiss Exchange,” said Jack Weinstein, chief executive officer, Relief Therapeutics. “The current number of outstanding shares is in part the result of successive reverse mergers over the life of Relief's underlying listed vehicle. The reverse split will reduce the number of outstanding shares and is expected to increase the shares’ attractiveness for investors while boosting the Company's public image.”

About Relief Therapeutics

Relief Therapeutics is a Swiss, commercial-stage, biopharmaceutical company focused on identification, development and commercialization of novel, patent protected products intended for the treatment of rare and ultra-rare diseases including metabolic disorders, pulmonary diseases and connective tissue disorders. Relief Therapeutics’ diversified pipeline consists of assets that have the potential to effectively address significant unmet medical needs, including PKU GOLIKE®, engineered with the proprietary Physiomimic™ technology, which is the first prolonged-release amino acid product commercialized for the dietary management of phenylketonuria (PKU). Relief Therapeutics has a collaboration and license agreement with Acer Therapeutics for the worldwide development and commercialization of Olpruva™ (sodium phenylbutyrate) for the treatment of various inborn errors of metabolism, including urea cycle disorders (UCDs) and maple syrup urine disease (MSUD). Relief Therapeutics also continues to develop aviptadil for several rare pulmonary indications. Further, Relief Therapeutics is undertaking the clinical development of RLF-TD011, a differentiated acid oxidizing solution of hypochlorous acid intended for the treatment of epidermolysis bullosa (EB), a group of rare, genetic, life-threatening connective tissue disorders; RLF-TD011 has been granted Orphan Drug designation by the U.S. FDA. Finally, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners.

RELIEF THERAPEUTICS Holding SA is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY.

For more information, please visit www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

FOR MEDIA/INVESTOR INQUIRIES CONTACT: RELIEF THERAPEUTICS Holding SA Catherine Day Vice President, IR & Communications contact@relieftherapeutics.com	LifeSci Advisors Irina Koffler +1-917-734-7387 ikoffler@lifesciadvisors.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause actual results in future periods to differ materially from forecasted results. A number of factors, including (i) whether Relief Therapeutics can successfully effect a reverse split of its ordinary shares and a listing of its ordinary shares on the NASDAQ Stock Market, and (ii) those factors described in Relief Therapeutics' reports to the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, could adversely affect Relief Therapeutics. Copies of Relief Therapeutics' filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction, nor shall there be any offer or sale of securities in the United States or any other jurisdiction in which such offer, solicitation, or sale would be unlawful unless registered and/or qualified under applicable securities laws. This press release does not constitute a prospectus according to art. 35 of the Swiss Financial Services Act dated 15 June 2018, as amended (FinSA), or art. 27 et seqq. of the SIX Swiss Exchange Listing Rules. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of Relief in or into Switzerland within the meaning of FinSA. Further, Relief Therapeutics' ordinary shares have not been registered under the Securities Act of 1933, as amended (the Act), and no public offering of securities shall be made in the United States except by means of a prospectus meeting made available by Relief that contains detailed information about Relief Therapeutics and its management, as well as financial statements meeting the requirements of the Act.